1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

FOR IMMEDIATE RELEASE

CONTACT
Elizabeth Sun / Eric Chiang
Harrison Hsueh / Julie Wei
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2087/ 2088/ 2086
Topics in This Report
•	Revenue Analysis

•	Utilization & Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amount in NT$ billion except noted otherwise)	3Q05	2Q05	3Q04	QoQ	YoY
EPS (NT$ per com. shr.)	0.99	0.74	1.13	33.3%	(12.2%)
(US$ per ADR unit)	0.15	0.12	0.17

Net Sales	69.26	58.52	69.74	18.4%	(0.7%)
Gross Profit	30.53	23.21	32.14	31.5%	(5.0%)
Operating Expense	(5.60)	(5.42)	(6.02)	3.2%	(7.0%)
Non-Operating Items	(0.51)	(0.05)	2.01	899.3%
Net Income	24.49	18.37	27.93	33.3%	(12.3%)

Wafers Shipped (kpcs 8 inch-equiv.)	1,527	1,275	1,333	19.8%	14.5%
Capacity Utilization	96%	85%	103%

Net Profit Margin	35.4%	31.4%	40.1%
Remarks:
The third quarter EPS of NT$0.99 represents a 33.3% increase compared with 2Q05.The unconsolidated operating results of 3Q05 are summarized below:
Net sales increased 18.4% to NT$69.26 billion compared with NT$58.52 billion in the second quarter of 2005. The increase mainly resulted from a 19.8% increase in wafer shipments, a 2.6% appreciation of the US dollar against the local currency, and a 4.9% decline of the wafer average selling price (ASP).
Gross profit increased to NT$30.53 billion, representing a 31.5% increase from the previous quarter. Gross margin jumped to 44.1% from 39.7% in 2Q05 mainly due to higher levels of capacity utilization and more favorable exchange rates, but a lower ASP partially reduced the magnitude of the improvement.
Operating expenses were NT$5.60 billion, representing 8.1% of revenue. The combined result from non-operating income and long-term investments was a loss of NT$510 million.
Income before tax increased 37.7% sequentially to NT$24.42 billion. The provision for tax expenses of NT$2.80 billion was completely offset by an investment tax credit of NT$2.87 billion. TSMC’s 3Q05 net income was NT$24.49 billion with a net margin of 35.4%.

TSMC October 27, 2005	Page 2
I. Revenue Analysis
I – 1. Wafer Sales Analysis

By Application	3Q05	2Q05	3Q04
Computer	30%	38%	31%
Communication	41%	37%	42%
Consumer	23%	18%	20%
Industrial/Others	5%	6%	5%
Memory	1%	1%	2%

By Technology	3Q05	2Q05	3Q04
90nm-	10%	2%	0%
0.11/0.13um	33%	41%	30%
0.15/0.18um	35%	34%	38%
0.25/0.35um	16%	17%	24%
0.50um+	6%	6%	8%

By Customer Type	3Q05	2Q05	3Q04
Fabless/System	71%	74%	69%
IDM	29%	26%	31%

By Geography	3Q05	2Q05	3Q04
North America	75%	77%	75%
Asia Pacific	11%	9%	11%
Europe	9%	8%	7%
Japan	5%	6%	7%
Revenue Analysis:
Net sales increased 18.4% to NT$69.26 billion compared to NT$58.52 billion in the second quarter 2005. The increase in third quarter revenue mainly resulted from a 19.8% increase of wafer shipments, a 2.6% appreciation of the US dollar against the local currency, and a 4.9% decline of the wafer average selling price (ASP).
Revenues from communication and consumer applications increased in this quarter mainly due to stronger seasonal demand and introduction of new products. Due to weaknesses in demand experienced in the PC Graphics sector, revenues from computer applications declined.
Revenue from advanced technologies — defined as 0.13-micron and below – accounted for 43% of total wafer sales. Meanwhile, percentage of revenue from 90nm increased to 10% from 2% previously.
IDM accounted for 29% of wafer sales during the quarter, up from 26% in the previous quarter.
Geographically, North America accounted for 75% of wafer sales, down from 77% in 2Q05. Meanwhile, sales from Asia Pacific increased to 11% of wafer sales from 9% previously.
ASP Trend:
We have some product mix factors that positively contributed to the blended average price, but the general price declines had led to a 4.9% sequential decline in ASP.

TSMC October 27, 2005	Page 3
II. Utilization & Capacity
II.2. Capacity

	1Q05	2Q05	3Q05	4Q05	2005
Fab / (Wafer size)	(Act.)	(Act.)	(Act.)	(Fcst.)	(Fcst.)
Fab-2 (6")[1]	238	249	251	251	989
Fab-3 (8")	234	245	247	247	973
Fab-5 (8")	119	125	126	126	496
Fab-6 (8")	203	214	217	217	850
Fab-7 (8")	36	39	40	40	155
Fab-8 (8")	222	217	227	227	893
Fab-12 (12")[2]	85	103	122	139	448
Fab-14 (12")[2]	18	36	46	56	156
TSMC — owned capacity 8"-equivalent Kpcs	1,180	1,292	1,374	1,437	5,282
Wafer Tech (8")	95	96	100	100	389
SSMC (8")	41	42	47	49	179
TSMC (Shanghai)(8")	9	22	30	44	105
Total TSMC — managed 8"-equivalent Kpcs	1,324	1,451	1,550	1,629	5,955

Note:

1.	Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78

2.	Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25
Utilization Rate:
Overall capacity utilization improved by 11 percentage points to 96% in this quarter, reflecting stronger demand from customers across the board.
Capacity :
Total TSMC managed capacity in 3Q05 was 1,550K 8-inch equivalent wafers, 6.8% higher than the 1,451K wafers in 2Q05.
TSMC managed capacity in 4Q05 will increases to 1,629K wafers, representing a 5.1% sequential growth. The newly added capacity in 4Q05 will be mainly for the continuing ramp up of advanced capacities in Fab 12 and Fab 14.
Overall installed capacity for year 2005 is expected to reach 5.96 million 8-inch equivalent wafers, a 24% year-over-year growth.

TSMC October 27, 2005	Page 4
III. Profit & Expense Analysis
III — 1. Gross Profit Analysis

(Amount: NT$ billion)	3Q05	2Q05	3Q04
COGS	38.7	35.3	37.6
Depreciation	15.5	16.0	13.7
Other MFG Cost	23.2	19.3	23.9

Gross Profit	30.5	23.2	32.1

Gross Margin
- TSMC	44.1%	39.7%	46.1%
- TSMC w/o affiliates	47.6%	42.9%	51.9%
III — 2. Operating Expense Analysis

(Amount: NT$ billion)	3Q05	2Q05	3Q04
Total Operating Exp.	5.6	5.4	6.0

SG&A	2.3	2.1	2.9

Research & Development	3.3	3.3	3.1
III — 3. Non-Operating Items

(Amount: NT$ million)	3Q05	2Q05	3Q04
Non-Operating Income/(Exp.)	(19)	537	630
Net Interest Income/(Exp.)	(41)	42	228
Other Non-Operating	22	495	402

L-T Investments	(491)	(588)	1,378
WaferTech*	487	352	1,643
SSMC	210	140	268
Vanguard	61	87	326
TSMC (Shanghai)	(760)	(789)	(237)
Miscellaneous	(489)	(378)	(622)

*	Operation results only; does not include amortization of impaired assets.
Gross Profit Analysis:
Gross profit was NT$30.5 billion and gross margin improved to 44.1% from 39.7% in 2Q05. The improvement in gross profit was mainly due to higher levels of capacity utilization and a stronger US dollar against the local currency, partially offset by an unfavorable ASP movement.
During the quarter, the gross margin from TSMC’s own fabs increased to 47.6% from 42.9% in 2Q05.
Operating Expenses:
Operating expenses were NT$5.6 billion in this quarter, representing 8.1% of net sales.
Non-Operating Items:
Combined result from non-operating income and long-term investments was a loss of NT$510 million.
During this quarter, the non-operating expenses were NT$19 million, compared to last quarter’s income of NT$537 million. This difference was mainly due to unrealized revaluation losses in certain marketable securities.
Loss from long-term investments was NT$491 million in this quarter, compared to a loss of NT$588 million in 2Q05. The differences were mainly attributable to better performance in WaferTech and SSMC.

TSMC October 27, 2005	Page 5
IV. Financial Condition Review
IV — 1. Liquidity Analysis

(Amount: NT$ billion)	3Q05	2Q05	3Q04
Cash & S-T Investments	107.3	128.0	116.5
Accounts Receivable — Trade	37.2	30.1	33.3
Inventory	15.1	14.1	12.6
Total Current Assets	165.1	181.8	169.8
Accounts Payable	20.9	17.8	28.3
Accrued Liabilities and others	22.0	68.9	16.0
Total Current Liabilities	42.9	86.7	44.3
Current Ratio (x)	3.8	2.1	3.8
Net Working Capital	122.2	95.1	125.5
IV — 3. Debt Service

(Amount: NT$ billion)	3Q05	2Q05	3Q04
Cash & S-T Investments	107.3	128.0	116.5
Interest-Bearing Debt	30.0	30.0	35.0
Net Cash Reserves	77.3	98.0	81.5
Liquidity Analysis:
Cash & short-term investments declined NT$20.7 billion in this quarter mainly due to payments of cash dividends and employee profit sharing. Meanwhile, accounts receivable and inventory increased. As a result, total current assets were NT$16.7 billion lower on a sequential basis.
Total current liabilities were NT$43.8 billion lower sequentially, mainly due to the payment of NT$46.5 billion for cash dividends and NT$3.1 billion for employee profit sharing.
As a result, net working capital increased to NT$122.2 billion and current ratio increased to 3.8x.
Receivable/Inventory Days Trend:
Days of Receivable increased to 46 days in 3Q05 compared to 43 days in the previous quarter.
Days of Inventory decreased to 40 days from 41 days in the second quarter 2005.
Debt Service:
Due to lower levels of cash & short-term investments,net cash reserves — defined as the excess of cash and short-term investments over interest-bearing debt — decreased by NT$20.7 billion to NT$77.3 billion in 3Q05.
Interest-bearing debt remained at the same level of NT$30.0 billion as in the previous quarter.

TSMC October 27, 2005	Page 6
V. Cash Flow & CapEx
V — 1. Cash Flow Analysis

(Amount: NT$ billion)	3Q05	2Q05	3Q04
Net Income	24.5	18.4	27.9
Depreciation & Amortization	17.1	17.7	15.4
Other Op Sources/(Uses)	(3.7)	(8.4)	(5.1)
Total Op Sources/(Uses)	37.9	27.7	38.2

Capital Expenditure	(9.1)	(13.0)	(16.5)
Short Term Investment	0.6	2.2	(4.9)
Long Term Investment	(0.7)	(0.6)	(11.9)
Other Investing Sources/(Uses)	(0.2)	1.1	(0.3)
Net Investing Sources/(Uses)	(9.4)	(10.3)	(33.6)

Cash dividends — Common stock	(46.5)	0.0	(12.2)
Employees Bonus	(3.1)	0.0	(0.7)
Other Financing Sources/(Uses)	0.9	1.0	(0.1)
Net Financing Sources/(Uses)	(48.7)	1.0	(12.9)

Net Cash Position Changes	(20.1)	18.4	(8.3)

Ending Cash Balance	58.5	78.6	70.4
V — 3. Capital Expenditure

TSMC	US$275 m

TSMC (Shanghai)	US$44 m

WaferTech	US$0 m

TSMC & Affiliates	US$319 m
Summary of Cash Flow:
During this quarter, TSMC generated NT$37.9 billion operating cash inflow, mainly from net income of NT$24.5 billion and depreciation & amortization of NT$17.1 billion, partially offset by changes in working capital.
Net cash used in investment activities totaled NT$9.4 billion, mainly resulting from NT$9.1 billion of capital spending.
A net financing charge of NT$48.7 billion during this quarter was largely attributable to the payments of NT$46.5 billion for cash dividends and NT$3.1 billion for employee profit sharing.
As a result, TSMC ended the quarter with a cash balance of NT$58.5 billion, NT$20.1 billion lower than in 2Q05.
Operating Cash Flow Trend:
Operating cash flow of NT$37.9 billion was higher than the NT$27.7 billion generated in the previous quarter, mainly due to the increase of net income.
Capital Spending:
Capital expenditures for TSMC alone during the quarter totaled US$275 million.Most of the spending was for purchasing 12-inch production equipment. Capital spending for TSMC (Shanghai) in this quarter was US$44 million.
For year 2005, total capital expenditure for TSMC and affiliates is expected to be in the range of US$2.5 billion to US$2.7 billion, as guided.

TSMC October 27, 2005	Page 7
VI. Recap of Recent Important Events & Announcements

●	TSMC ranks #11 of BusinessWeek’s “Top 150 Leading Asian Companies” ( 2005/10/24 )

●	TSMC joins IMEC’s sub-45nm CMOS R&D project ( 2005/10/18 )

●	TSMC is voted the “Most Admired Company” by CommonWealth Magazine ( 2005/10/13 )

●	TSMC produces industry’s first 1.3 megapixel CMOS image sensor for Agilent Technologies with Enhanced-Performance Pixel Architecture ( 2005/10/10 )

●	TSMC September 2005 sales set record high ( 2005/10/07 )

●	TSMC launches foundry industry’s first 65nm prototype run ( 2005/10/05 )

●	TSMC announces production-ready 90nm X Architecture ( 2005/10/04 )

●	TSMC enters volume production of 90nm graphics chips for ATI ( 2005/09/26 )

●	TSMC R&D team receives first Outstanding Nano-Tech Award from Ministry of Economic Affairs of Republic of China ( 2005/09/21 )

●	TSMC recognizes its suppliers at 2005 SCM Forum ( 2005/09/15 )

●	TSMC completes secondary offering of 151.655 million ADSs at US$8.60 per share ( 2005/08/05 )

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

*	Starting from 1Q05, TSMC will post quarterly consolidated financial statements, in addition to the unconsolidated financial statements, on our web site.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
Unaudited Condensed Balance Sheet (Unconsolidated)
As of September 30, 2005 and 2004
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	September 30, 2005			September 30, 2004 (2)		YoY
	USD	NTD	%	NTD	%	Amount	%
ASSETS
Cash and Cash Equivalents	1,762	58,467	12.1	70,372	15.2	(11,905)	(16.9)
Short Term Investments	1,471	48,822	10.1	46,128	10.0	2,694	5.8
Accounts Receivable — Trade	1,122	37,248	7.7	33,335	7.2	3,913	11.7
Inventories	454	15,070	3.1	12,629	2.7	2,441	19.3
Other Current Assets	164	5,447	1.2	7,300	1.6	(1,853)	(25.4)

Total Current Assets	4,973	165,054	34.2	169,764	36.7	(4,710)	(2.8)

Long Term Investment	2,379	78,958	16.3	66,104	14.3	12,854	19.4

Fixed Assets	17,037	565,426	117.0	492,964	106.6	72,462	14.7
Less Accumulated Depreciation	(10,441)	(346,517)	(71.7)	(285,808)	(61.8)	(60,709)	21.2

Net Fixed Assets	6,596	218,909	45.3	207,156	44.8	11,753	5.7

Other Assets	609	20,185	4.2	19,484	4.2	701	3.6

Total Assets	14,557	483,106	100.0	462,508	100.0	20,598	4.5

LIABILITIES
Accounts Payables	303	10,042	2.1	12,997	2.8	(2,955)	(22.7)
Payables to Contractors and Equipment Suppliers	326	10,815	2.2	15,261	3.3	(4,446)	(29.1)
Accrued Expenses and Other Current Liabilities	348	11,547	2.4	10,974	2.4	573	5.2
Current Portion of Bonds Payable	316	10,500	2.2	5,000	1.1	5,500	110.0

Total Current Liabilities	1,293	42,904	8.9	44,232	9.6	(1,328)	(3.0)

Bonds Payable	588	19,500	4.0	30,000	6.5	(10,500)	(35.0)
Other Long Term Liabilities	288	9,591	2.0	9,013	1.9	578	6.4

Total Liabilities	2,169	71,995	14.9	83,245	18.0	(11,250)	(13.5)

SHAREHOLDERS’ EQUITY
Capital Stock	7,451	247,273	51.2	232,519	50.3	14,754	6.3
Capital Surplus	1,711	56,777	11.7	56,529	12.2	248	0.4
Legal Reserve	1,035	34,348	7.1	25,528	5.5	8,820	34.6
Special Reserve	67	2,226	0.5	—	—	2,226	—
Unappropriated Retained Earnings	2,178	72,297	15.0	66,007	14.3	6,290	9.5
Treasury Stock	(47)	(1,550)	(0.3)	(1,617)	(0.4)	67	(4.1)
Unrealized Loss on Long-term Investments	—	—	—	(3)	—	3	(100.0)
Cumulated Translation Adjustment	(7)	(260)	(0.1)	300	0.1	(560)	(186.6)

Total Equity	12,388	411,111	85.1	379,263	82.0	31,848	8.4

Total Liabilities & Shareholders’ Equity	14,557	483,106	100.0	462,508	100.0	20,598	4.5

Note :	(1)	Amounts in new Taiwan dollars have been translated into U.S. dollars at the rate of NT$33.19 per U.S. dollar as of September 30, 2005

	(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
Unaudited Condensed Balance Sheet (Unconsolidated)
As of September 30, 2005 and June 30, 2005
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	September 30, 2005			June 30, 2005		QoQ
	USD	NTD	%	NTD	%	Amount	%
ASSETS
Cash and Cash Equivalents	1,762	58,467	12.1	78,597	15.8	(20,130)	(25.6)
Short Term Investments	1,471	48,822	10.1	49,409	9.9	(587)	(1.2)
Accounts Receivable — Trade	1,122	37,248	7.7	30,116	6.0	7,132	23.7
Inventories	454	15,070	3.1	14,114	2.8	956	6.8
Other Current Assets	164	5,447	1.2	9,591	1.9	(4,144)	(43.2)

Total Current Assets	4,973	165,054	34.2	181,827	36.4	(16,773)	(9.2)

Long Term Investment	2,379	78,958	16.3	76,434	15.3	2,524	3.3

Fixed Assets	17,037	565,426	117.0	555,917	111.3	9,509	1.7
Less Accumulated Depreciation	(10,441)	(346,517)	(71.7)	(330,854)	(66.2)	(15,663)	4.7

Net Fixed Assets	6,596	218,909	45.3	225,063	45.1	(6,154)	(2.7)

Other Assets	609	20,185	4.2	16,108	3.2	4,077	25.3

Total Assets	14,557	483,106	100.0	499,432	100.0	(16,326)	(3.3)

LIABILITIES
Accounts Payables	303	10,042	2.1	7,827	1.6	2,215	28.3
Payables to Contractors and Equipment Suppliers	326	10,815	2.2	10,004	2.0	811	8.1
Accrued Expenses and Other Current Liabilities	348	11,547	2.4	58,393	11.7	(46,846)	(80.2)
Current Portion of Bonds Payable	316	10,500	2.2	10,500	2.1	—	—

Total Current Liabilities	1,293	42,904	8.9	86,724	17.4	(43,820)	(50.5)

Bonds Payable	588	19,500	4.0	19,500	3.9	—	—
Other Long Term Liabilities	288	9,591	2.0	9,008	1.8	583	6.5

Total Liabilities	2,169	71,995	14.9	115,232	23.1	(43,237)	(37.5)

SHAREHOLDERS’ EQUITY
Capital Stock	7,451	247,273	51.2	247,261	49.5	12	—
Capital Surplus	1,711	56,777	11.7	56,721	11.3	56	0.1
Legal Reserve	1,035	34,348	7.1	34,348	6.9	—	—
Special Reserve	67	2,226	0.5	2,226	0.4	—	—
Unappropriated Retained Earnings	2,178	72,297	15.0	47,809	9.6	24,488	51.2
Treasury Stock	(47)	(1,550)	(0.3)	(1,552)	(0.3)	2	0.2
Cumulated Translation Adjustment	(7)	(260)	(0.1)	(2,613)	(0.5)	2,353	90.0

Total Equity	12,388	411,111	85.1	384,200	76.9	26,911	7.0

Total Liabilities & Shareholders’ Equity	14,557	483,106	100.0	499,432	100.0	(16,326)	(3.3)

Note :	(1)	Amounts in new Taiwan dollars have been translated into U.S. dollars at the rate of NT$33.19 per U.S. dollar as of September 30, 2005.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
Unaudited Condensed Income Statement (Unconsolidated)
For the Three Months Ended September 30, 2005, September 30, 2004 and June 30, 2005
(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)
Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison
	Q3 2005		% of	Q3 2004	YoY	Q3 2005		% of	Q2 2005	QoQ
	USD	NTD	Sales	NTD	%	USD	NTD	Sales	NTD	%
Net Sales	2,149	69,258	100.0	69,735	(0.7)	2,149	69,258	100.0	58,516	18.4
Cost of Sales	(1,202)	(38,733)	(55.9)	(37,595)	3.0	(1,202)	(38,733)	(55.9)	(35,311)	9.7

Gross Profit	947	30,525	44.1	32,140	(5.0)	947	30,525	44.1	23,205	31.5

Operating Expenses
Research and Development Expenses	(104)	(3,341)	(4.8)	(3,123)	7.0	(104)	(3,341)	(4.8)	(3,283)	1.7
General and Administrative Expenses	(58)	(1,881)	(2.8)	(2,578)	(27.0)	(58)	(1,881)	(2.8)	(1,799)	4.6
Sales and Marketing Expenses	(12)	(373)	(0.5)	(318)	17.8	(12)	(373)	(0.5)	(339)	10.2

Total Operating Expenses	(174)	(5,595)	(8.1)	(6,019)	(7.0)	(174)	(5,595)	(8.1)	(5,421)	3.2

Income from Operations	773	24,930	36.0	26,121	(4.6)	773	24,930	36.0	17,784	40.2

Net Non-Operating Income(Expenses)	—	(19)	—	630	(102.9)	—	(19)	—	537	(103.4)
Investment Gains (Losses)	(15)	(491)	(0.7)	1,378	(135.6)	(15)	(491)	(0.7)	(588)	(16.4)

Income before Income Tax	758	24,420	35.3	28,129	(13.2)	758	24,420	35.3	17,733	37.7

Income Tax Benefits (Expenses)	2	68	0.1	(196)	134.3	2	68	0.1	636	(89.5)

Net Income	760	24,488	35.4	27,933	(12.3)	760	24,488	35.4	18,369	33.3

Diluted Earnings Per Ordinary Share	0.03	0.99		1.13	(12.2)	0.03	0.99		0.74	33.3

Earnings Per ADR (2)	0.15	4.96		5.65		0.15	4.96		3.72

Diluted Weighted Average Outstanding Shares (‘M) (3)		24,690		24,739			24,690		24,687

Note:	(1)	Amounts in new Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.23 per U.S. dollar for the third quarter of 2005.

	(2)	1 ADR equals 5 ordinary shares.

	(3)	Total diluted weighted average outstanding shares were 24,690M shares for 3Q05 and 24,739M shares for 3Q04 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
Unaudited Condensed Income Statement (Unconsolidated)
For the Nine Months Ended September 30, 2005 and 2004
(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)(1)
Except for Per Share Amounts and Shares Outstanding)

	9 months ended September 30
	2005	2005	% of	2004	YoY
	USD	NTD	Sales	NTD	%
Net Sales	5,782	183,427	100.0	192,117	(4.5)
Cost of Sales	(3,406)	(108,048)	(58.9)	(109,109)	(1.0)

Gross Profit	2,376	75,379	41.1	83,008	(9.2)

Operating Expenses
Research and Development Expenses	(314)	(9,973)	(5.4)	(8,948)	11.5
General and Administrative Expenses	(178)	(5,625)	(3.1)	(7,214)	(22.0)
Sales and Marketing Expenses	(31)	(991)	(0.5)	(1,051)	(5.6)

Total Operating Expenses	(523)	(16,589)	(9.0)	(17,213)	(3.6)

Income from Operations	1,853	58,790	32.1	65,795	(10.6)

Net Non-Operating Expenses	28	905	0.4	458	97.6
Investment Gains (Losses)	(40)	(1,277)	(0.7)	3,432	(137.2)

Income before Income Tax	1,841	58,418	31.8	69,685	(16.2)

Income Tax Benefits	40	1,257	0.7	447	181.1

Net Income	1,881	59,675	32.5	70,132	(14.9)

Diluted Earnings Per Ordinary Share	0.08	2.42		2.83	(14.7)

Earnings Per ADR(2)	0.38	12.08		14.17

Diluted Weighted Average Outstanding Shares (‘M)(3)		24,690		24,739

Note :

(1)	Amounts in new Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 31.73 per U.S. dollar for the nine months ended September 30, 2005.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 24,690M shares for the nine months ended September 30, 2005 and 24,739M shares for the nine months ended September 30, 2004 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
Unaudited Condensed Statement of Cash Flows (Unconsolidated)
For the Nine Months Ended September 30, 2005
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	9 Months 2005		3Q 2004	2Q 2005	3Q 2004(2)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	1,881	59,675	24,488	18,369	27,933
Depreciation & Amortization	1,621	51,437	17,107	17,661	15,370
Deferred Income Tax	(73)	(2,329)	(1,179)	(597)	47
Investment Loss(Income) Recognized by Equity Method	40	1,277	491	588	(1,378)
Changes in Working Capital & Others	(266)	(8,436)	(2,959)	(8,301)	(3,813)

Net Cash Provided from Operating Activities	3,203	101,624	37,948	27,720	38,159

Cash Flows from Investing Activities:
Decrease(Increase) in Short-Term Investments	131	4,157	587	2,229	(4,929)
Increase in Long-Term Investments	(318)	(10,102)	(3,683)	(2,142)	(11,892)
Acquisition of Fixed Assets	(1,902)	(60,336)	(9,142)	(13,033)	(16,471)
Proceeds from Sales of Long-Term Investments	143	4,529	3,014	1,515	(243)
Proceeds from Disposal of Properties	47	1,502	71	1,310	302
Increase in Deferred Assets	(23)	(736)	(233)	(217)	(413)
Decrease(Increase) in Deposit-Out	—	2	4	(2)	(3)

Net Cash Used in Investing Activities	(1,922)	(60,984)	(9,382)	(10,340)	(33,649)

Cash Flows from Financing Activities:
Cash Dividend — Common Shares	(1,466)	(46,504)	(46,504)	—	(12,159)
Bonus Paid to Employees	(97)	(3,086)	(3,086)	—	(682)
Increase(Decrease) in Guarantee Deposits & Others	61	1,950	845	1,147	(75)
Bonus Paid to Directors and Supervisors	(7)	(231)	—	(231)	—
Proceeds from Exercise of Stock Options	5	166	49	82	—

Net Cash Provided(Used) in Financing Activities	(1,504)	(47,705)	(48,696)	998	(12,916)

Net Increase (Decrease) in Cash and Cash Equivalents	(223)	(7,065)	(20,130)	18,378	(8,406)

Cash and Cash Equivalents at Beginning of Period	2,066	65,532	78,597	60,219	78,778

Cash and Cash Equivalents at End of Period	1,843	58,467	58,467	78,597	70,372

Note :	(1)	Amounts in new Taiwan dollars have been translated into U.S. dollars at the rate of NTD31.73 per U.S. dollar, the weighted average rate for the nine months ended September 30, 2005.

	(2)	Certain prior period amounts have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
Unaudited Condensed Balance Sheets (Consolidated)
As of September 30, 2005 and June 30, 2005
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	September 30, 2005			June 30, 2005			QoQ
	USD	NTD	%	USD	NTD	%	Amount	%
ASSETS
Cash	$2,097	$69,582	14.0	$2,796	$88,405	17.3	$(18,823)	(21.3)
Short Term Investment	1,484	49,260	9.9	1,567	49,558	9.7	(298)	(0.6)
Accounts Receivable-Trade	1,180	39,140	7.9	1,015	32,095	6.3	7,045	22.0
Inventories	489	16,239	3.3	479	15,159	3.0	1,080	7.1
Other Current Assets	147	4,879	1.0	277	8,740	1.7	(3,861)	(44.2)

Total Current Assets	5,397	179,100	36.1	6,134	193,957	37.9	(14,857)	(7.7)

Long Term Investment	1,215	40,331	8.1	1,241	39,251	7.7	1,080	2.8

Fixed Assets	19,149	635,513	128.1	19,673	622,025	121.6	13,488	2.2
Less Accumulated Depreciation	(11,576)	(384,200)	(77.4)	(11,545)	(365,019)	(71.4)	(19,181)	5.3

Net Fixed Assets	7,573	251,313	50.7	8,128	257,006	50.3	(5,693)	(2.2)

Other Assets	765	25,372	5.1	671	21,207	4.1	4,165	19.6

Total Assets	$14,950	$496,116	100.0	$16,174	$511,421	100.0	$(15,305)	(3.0)

LIABILITIES
Short-term Bank Loans	$34	$1,124	0.2	$10	$316	0.1	$808	255.6
Accounts Payable	297	9,851	2.0	241	7,605	1.5	2,246	29.5
Payables to Contractors and Equipment Suppliers	339	11,247	2.3	360	11,384	2.2	(137)	(1.2)
Accrued Expenses and Other Current Liabilities	417	13,848	2.8	1,906	60,251	11.8	(46,403)	(77.0)
Current Portion of Bonds Payable	317	10,505	2.1	332	10,505	2.1	0	0.0

Total Current Liabilities	1,404	46,575	9.4	2,849	90,061	17.6	(43,486)	(48.3)

Long-term Bank Loans	30	1,003	0.2	30	958	0.2	45	4.7
Bonds Payable	588	19,500	3.9	617	19,500	3.8	0	0.0
Other Long Term Liabilities	516	17,141	3.5	505	15,961	3.1	1,180	7.4

Total Liabilities	2,538	84,219	17.0	4,001	126,480	24.7	(42,261)	(33.4)

SHAREHOLDERS’ EQUITY
Shareholders’ Equity
Capital Stock	7,451	247,274	49.9	7,820	247,261	48.3	13	0.0
Capital Surplus	1,711	56,777	11.4	1,794	56,721	11.1	56	0.1
Legal Reserve	1,035	34,348	6.9	1,086	34,348	6.7	0	0.0
Special Reserve	67	2,226	0.4	70	2,226	0.4	0	0.0
Unappropriated Retained Earnings	2,178	72,296	14.6	1,512	47,809	9.3	24,487	51.2
Treasury Stock	(46)	(1,550)	(0.3)	(49)	(1,552)	(0.3)	2	(0.2)
Cumulated Translation Adjustment	(8)	(260)	(0.1)	(83)	(2,613)	(0.5)	2,353	(90.0)

Total Shareholders’ Equity before Minority Interest	12,388	411,111	82.8	12,150	384,200	75.1	26,911	7.0
Minority Interest	24	786	0.2	23	741	0.2	45	6.0

Total Shareholders’ Equity	12,412	411,897	83.0	12,173	384,941	75.3	26,956	7.0

Total Liabilities & Shareholders’ Equity	$14,950	$496,116	100.0	$16,174	$511,421	100.0	$(15,305)	(3.0)

Note	: (1)	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$33.19 per U.S. dollar as of September 30, 2005

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
Unaudited Condensed Income Statements (Consolidated)
For the Three Months Ended September 30 and June 30, 2005
(Expressed in Million New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)
Except for Per Share Amounts and Shares Outstanding)

	Sequential Comparison
	Q3 2005		% of	Q2 2005	% of	QoQ
	USD	NTD	Sales	NTD	Sales	Inc.(Dec.) %
Net Sales	2,187	70,501	100.0	59,978	100.0	17.5
Cost of Sales	(1,227)	(39,544)	(56.1)	(35,724)	(59.6)	10.7

Gross Profit	960	30,957	43.9	24,254	40.4	27.6

Operating Expenses
Research and Development Expenses	(107)	(3,473)	(4.9)	(3,561)	(5.9)	(2.5)
General and Administrative Expenses	(75)	(2,410)	(3.4)	(2,253)	(3.8)	7.0
Sales and Marketing Expenses	(28)	(897)	(1.3)	(1,227)	(2.0)	(26.9)

Total Operating Expenses	(210)	(6,780)	(9.6)	(7,041)	(11.7)	(3.7)

Income from Operations	750	24,177	34.3	17,213	28.7	5.2

Net Non-operating Income (Expenses)	1	19	0.0	464	0.8	(96.0)
Investment Gain	8	271	0.4	226	0.4	—

Income before Income Tax and Minority Interest	759	24,467	34.7	17,903	29.8	36.7

Income Tax Credit	2	57	0.1	491	0.8	(88.3)

Income before Minority Interest	761	24,524	34.8	18,394	30.7	33.3

Minority Interest in Loss of Subsidiaries	(1)	(36)	(0.1)	(25)	(0.0)	47.4

Consolidated Net Income	760	24,488	34.7	18,369	30.6	33.3

Note:(1)	New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 32.23 per U.S. dollar for the third quarter of 2005.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
Unaudited Condensed Income Statements (Consolidated)
For the Nine Months Ended September 30, 2005
(Expressed in Million New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)
Except for Per Share Amounts and Shares Outstanding)

	9 months ended September 30, 2005
			% of
	USD	NTD	Sales
Net Sales	$5,905	$187,337	100.0
Cost of Sales	(3,481)	(110,448)	(59.0)

Gross Profit	2,424	76,889	41.0

Operating Expenses
Research and Development Expenses	(329)	(10,446)	(5.6)
General and Administrative Expenses	(226)	(7,176)	(3.8)
Sales and Marketing Expenses	(86)	(2,708)	(1.4)

Total Operating Expenses	(641)	(20,330)	(10.9)

Income from Operations	1,783	56,559	30.2

Net Non-operating Income (Expenses)	39	1,222	0.6
Investment Gain	28	894	0.5

Income before Income Tax and Minority Interest	1,850	58,675	31.3

Income Tax Credit	33	1,061	0.6

Income before Minority Interest	1,883	59,736	31.9

Minority Interest in Loss of Subsidiaries	(2)	(61)	(0.0)

Consolidated Net Income	$1,881	$59,675	31.9

Diluted Earnings Per Ordinary Share	$0.08	$2.42

Earnings Per ADR (2)	$0.38	$12.08

Weighted Average Outstanding Shares (‘M)		24,690

Note: (1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 31.73 per U.S. dollar for the nine months ended September 30, 2005.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
Unaudited Condensed Statements of Cash Flows (Consolidated)
For the Nine Months and Six Months Ended September 30 and June 30, 2005
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	9 Months 2005		Q3 2005	6 Months 2005
	USD	NTD	NTD	USD	NTD
Cash Flows from Operating Activities:
Consolidated Net Income	$1,881	$59,675	$24,488	$1,118	$35,187
Depreciation & Amortization	1,796	56,986	19,006	1,207	37,980
Deferred Income Tax	(76)	(2,400)	(1,220)	(37)	(1,180)
Investment Gain Recognized by Equity Method	(28)	(894)	(271)	(20)	(623)
Accrued Pension Cost	11	350	39	10	311
Changes in Working Capital & Others	(214)	(6,790)	(2,128)	(148)	(4,662)

Net Cash Provided from Operating Activities	3,370	106,927	39,914	2,130	67,013

Cash Flows from Investing Activities:
Decrease in Short—Term Investments	163	5,175	424	151	4,751
Increase in Long-Term Investments	(223)	(7,061)	(3,697)	(107)	(3,364)
Acquisition of Fixed Assets	(2,089)	(66,260)	(10,598)	(1,769)	(55,662)
Proceeds from Sales of Long-Term Investments	144	4,568	3,035	49	1,533
Proceeds from Disposal of Properties	9	274	147	4	127
Increase in Deferred Assets	(23)	(744)	(226)	(16)	(518)
(Increase)Decrease in Deposit-Out	0	(0)	7	0	(7)
(Increase)Decrease in Other Assets	0	(9)	(14)	0	5

Net Cash Used in Investing Activities	(2,019)	(64,057)	(10,922)	(1,688)	(53,135)

Cash Flows from Financing Activities:
Cash Dividend — Common Shares	(1,463)	(46,420)	(46,420)	—	0
Increase(Decrease) in Short-Term Bank Loans	19	611	674	(2)	(63)
Decrease in Long-Term Bank Loans	(31)	(996)	(50)	(30)	(946)
Bonus Paid to Employees	(97)	(3,086)	(3,086)	0	0
Proceeds From Disposal of Treasury Stocks	2	52	3	2	49
Decrease in Guarantee Deposits & Others	62	1,953	847	35	1,106
Bonus Paid to Directors and Supervisors	(7)	(231)	0	(7)	(231)
Increase(Decrease) in Minority Interest	0	0	(11)	0	11
Issuance of Stocks Option	5	166	49	4	117

Net Cash (Used in) Provided from Financing Activities	(1,510)	(47,951)	(47,994)	2	43

Net Decrease in Cash and Cash Equivalents	(159)	(5,081)	(19,002)	444	13,921

Others	11	360	407	(1)	(47)

Cash and Cash Equivalents at Beginning of Period	2,342	74,303	(228)	2,368	74,531

Cash and Cash Equivalents at End of Period	$2,194	$69,582	$(18,823)	$2,811	$88,405

Note :	(1)	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD31.73 per U.S. dollar, the weighted average exchange rate for the nine months ended September 30, 2005.

TSMC

2005 Third Quarter Results Investor Conference

October 27th, 2005

TSMC IR
Oct. 27, 2005

Empowering Innovation

TSMC 2005 Third Quarter Results Investor Conference October 27th, 2005

Agenda

- Welcome
- 2005 3Q Financial Results (unconsolidated) — Lora Ho, CFO
- Remarks — Rick Tsai, CEO
- Q&A

TSMC IR
Oct 27 P. 2
Empowering Innovation

Agenda Welcome 2005 3Q Financial Results Lora Ho, CFO (unconsolidated) Remarks Rick Tsai, CEO Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on May 16, 2005, TSMC's registration statement on Form F-3, filed with the SEC on July 5, 2005, and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

3Q'05 Result Highlights

Amount:NT$ billion	3Q'05 Amount	2Q'05 Amount	3Q'04 Amount
Net Sales	69.26	58.52	69.74
Net Income	24.49	18.37	27.93
EPS (NT$)	0.99	0.74	1.13
Cash and S-T Investment	107.29	128.01	116.50
Interest-bearing Debt	30.00	30.00	35.00
Shareholders' Equity	411.11	384.20	379.26
Wafers Shipped (Kpcs)	1,527	1,275	1,333
Utilization (%)	96%	85%	103%
ROE (%) *	24.6%	18.4%	30.6%

* Annualized ROE for the quarter.

TSMC IR
Oct 27 P. 4
Empowering Innovation

* Annualized ROE for the quarter. 3Q'05 Result Highlights

Income Statement - QoQ Comparison

TSMC w/o Affiliates

NT$ billion	3Q05		2Q05	
Net Sales	62.8	100.0%	53.1	100.0%
COGS	(32.9)	-52.4%	(30.3)	-57.1%
Gross Profit	29.9	47.6%	22.7	42.9%

	3Q'05		2Q'05		QOQ
Amount:NT$ billion	Amount	%	Amount	%	%
Net Sales	69.26	100.0%	58.52	100.0%	18%
COGS	(38.73)	-55.9%	(35.31)	-60.3%	10%
Gross Profit	30.53	44.1%	23.21	39.7%	32%
Operating Expense	(5.60)	-8.1%	(5.42)	-9.3%	3%
Operating Income	24.93	36.0%	17.78	30.4%	40%
Net Non-operating Income/(Expense)	(0.02)	0.0%	0.54	0.9%	-
Investment Income/(Loss)	(0.49)	-0.7%	(0.59)	-1.0%	-16%
Income before Tax	24.42	35.3%	17.73	30.3%	38%
Income Tax Credit/(Expense)	0.07	0.1%	0.64	1.1%	-89%
Net Income	24.49	35.4%	18.37	31.4%	33%
EPS (NT$)	0.99		0.74		33%

TSMC IR
Oct 27 P. 5
Empowering Innovation

Income Statement - QoQ Comparison

Income Statement - YoY Comparison

TSMC w/o Affiliates

NT$ billion	3Q'05		3Q'04	
Net Sales	62.8	100.0%	60.9	100.0%
COGS	(32.9)	-52.4%	(29.3)	-48.1%
Gross Profit	29.9	47.6%	31.6	51.9%

Amount:NT$ billion	3Q'05 Amount	3Q'05 %	3Q'04 Amount	3Q'04 %	YOY %
Net Sales	69.26	100.0%	69.74	100.0%	-1%
COGS	(38.73)	-55.9%	(37.60)	-53.9%	3%
Gross Profit	30.53	44.1%	32.14	46.1%	-5%
Operating Expense	(5.60)	-8.1%	(6.02)	-8.6%	-7%
Operating Income	24.93	36.0%	26.12	37.5%	-5%
Net Non-operating Income/(Expense)	(0.02)	0.0%	0.63	0.9%	-
Investment Income/(Loss)	(0.49)	-0.7%	1.38	2.0%	-
Income before Tax	24.42	35.3%	28.13	40.3%	-13%
Income Tax Credit/(Expense)	0.07	0.1%	(0.20)	-0.3%	-
Net Income	24.49	35.4%	27.93	40.1%	-12%
EPS (NT$)	0.99		1.13		-12%

TSMC IR
Oct 27 P. 6

Empowering Innovation

Income Statement - YoY Comparison

Balance Sheet & Key Indices

(Amount: NT$ billion)

Selected Items from Balance Sheet	3Q'05		2Q'05		3Q'04	
	Amount	%	Amount	%	Amount	%
Total Assets	**483.1**	100%	**499.4**	100%	**462.5**	100%
Cash & S-T Investments	107.3	22%	128.0	26%	116.5	25%
Accounts Receivable - Trade	37.2	8%	30.1	6%	33.3	7%
Inventory	15.1	3%	14.1	3%	12.6	3%
Total Current Assets	**165.1**	34%	**181.8**	36%	**169.8**	37%
Accounts Payable	20.9	4%	17.8	4%	28.3	6%
Current Portion of Bonds Payable	10.5	2%	10.5	2%	5.0	1%
Accrued Liabilities and Others	11.5	2%	58.4	12%	11.0	2%
Total Current Liabilities	**42.9**	9%	**86.7**	17%	**44.3**	10%
Long-Term Debt	**19.5**	4%	**19.5**	4%	**30.0**	6%
Total Equity	**411.1**	85%	**384.2**	77%	**379.3**	82%

Key Indices	3Q'05	2Q'05	3Q'04
A/R Turnover Days	46	43	43
Inventory Turnover Days	40	41	38
Current Ratio (x)	3.8	2.1	3.8
Net Working Capital	122.2	95.1	125.5

TSMC IR
Oct 27 P.7
Empowering Innovation

Balance Sheet & Key Indices

Cash Flows

Amount:NT$ billion	3Q'05 Amount	2Q'05 Amount	3Q'04 Amount
- Net Income	24.5	18.4	27.9
- Depreciation & Amortization	17.1	17.7	15.4
- Other Op Sources/(Uses)	(3.7)	(8.4)	(5.1)
From Operation	**37.9**	**27.7**	**38.2**
- Capital Expenditure	(9.1)	(13.0)	(16.5)
- S-T Investment	0.6	2.2	(4.9)
- L-T Investment	(0.7)	(0.6)	(11.9)
- Other Investing Sources/(Uses)	(0.2)	1.1	(0.3)
From Investment	**(9.4)**	**(10.3)**	**(33.6)**
- Cash Dividends - Common Stock	(46.5)	-	(12.2)
- Employee Bonus	(3.1)	-	(0.7)
- Other Financing Sources/(Uses)	0.9	1.0	(0.1)
From Financing	**(48.7)**	**1.0**	**(12.9)**
Net Cash Position Change	**(20.1)**	**18.4**	**(8.3)**
Ending Cash Balance	**58.5**	**78.6**	**70.4**

TSMC IR
Oct 27 P. 8
Empowering Innovation

Cash Flows

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. Installed Capacity by Fab

Capital Expenditures

CapEx (in US$ million)	1Q05	2Q05	3Q05	9 mo.s * YTD
TSMC *	1,210	417	275	1,902
TSMC (Shanghai)	97	42	44	183
WaferTech	2	1	0	3
TSMC and Affiliates	**1,309**	**460**	**319**	**2,088**

* 9 months year-to-date CapEx based on the weighted average exchange rate of NT$31.73 per US dollar.

TSMC IR
Oct 27 P. 10
Empowering Innovation

Capital Expenditures 2005 CapEx is expected to remain in the range of US$2.5 -2.7 billion

Sales Breakdown by Technology

0.50um+
0.25/0.35um
0.15/0.18um
0.11/0.13um
90nm
100%
75%
50%
25%
0%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
20
44
29
7
25
42
25
8
30
38
24
8
1
35
34
23
7
4
41
31
18
6
2
41
34
17
6
10
33
35
16
6

TSMC IR
Oct 27 P. 11
Empowering Innovation

Sales Breakdown by Technology

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4
2
17
45
32
5
1
22
45
27
5
2
20
42
31
6
2
16
41
35
6
2
17
41
34
6
1
18
37
38
5
1
23
41
30

TSMC IR
Oct. 27 P. 12
Empowering Innovation

Sales Breakdown by Application

Sales Breakdown by Geography

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
6
7
13
74
8
7
12
73
7
7
11
75
8
7
10
75
7
6
8
79
6
8
9
77
5
9
11
75

TSMC IR
Oct. 27 P. 13

Empowering Innovation

Note: This chart does not reflect the actual shipment destination of sales. Sales Breakdown by Geography

Sales Breakdown by Customer

Fabless/System
IDM
100%
75%
50%
25%
0%
30
31
31
33
31
26
29
70
69
69
67
69
74
71
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

TSMC IR
Oct. 27 P. 14
Empowering Innovation

Sales Breakdown by Customer

Fab Utilization and ASP Trend

Blended ASP per 8" eq. wafer (US$)
1,800
1,200
600
0
Out Utilization Rate
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
87%
102%
92%
104%
108%
101%
107%
105%
70%
44%
41%
50%
67%
85%
79%
61%
69%
88%
98%
101%
105%
106%
103%
88%
78%
85%
96%
1Q99
1Q00
1Q01
1Q02
1Q03
1Q04
1Q05
Utilization
ASP

TSMC IR
Oct 27 P. 15
Empowering Innovation

Fab Utilization and ASP Trend

Improved Cost Structure Contributing to Higher Gross Margin

120%
100%
80%
60%
40%
20%
0%
Utilization (%)
60%
50%
40%
30%
20%
10%
0%
Margin (%)
107% utilization
105% utilization
96% utilization
88% utilization
88% utilization
48%
39%
19%
37%
26%
37%
39%
40%
43%
39%
44%
1Q00
3Q00
1Q01
3Q01
1Q02
3Q02
1Q03
3Q03
1Q04
3Q04
1Q05
3Q05
Utilization
Gross Margin

Source: TSMC quarterly financials based on ROC GAAP (unconsolidated)

TSMC IR
Oct. 27 P. 16

Empowering Innovation

Improved Cost Structure Contributing to Higher Gross Margin Source: TSMC quarterly financials based on ROC GAAP (unconsolidated)

4Q'05 Guidance Revenues to be between NT$77 billion and NT$79 billion; Overall utilization rate to be about 100%; Gross profit margin to reach between 47% and 49%; Operating profit margin to be approximately 40%.

Recap of Recent Major Events - 1/2 TSMC ranks #11 of BusinessWeek's "Top 150 Leading Asian Companies" ( 2005/10/24 ) TSMC joins IMEC's sub-45nm CMOS R&D project ( 2005/10/18 ) TSMC is voted the "Most Admired Company" by CommonWealth Magazine ( 2005/10/13 ) TSMC produces industry's first 1.3 megapixel CMOS image sensor for Agilent Technologies with Enhanced-Performance Pixel Architecture ( 2005/10/10 ) TSMC September 2005 sales set record high ( 2005/10/07 ) TSMC launches foundry industry's first 65nm prototype run ( 2005/10/05 ) TSMC announces production-ready 90nm X Architecture ( 2005/10/04 )

Recap of Recent Major Events - 2/2 TSMC enters volume production of 90nm graphics chips for ATI ( 2005/09/26 ) TSMC R&D team receives first Outstanding Nano-Tech Award from Ministry of Economic Affairs of Republic of China ( 2005/09/21 ) TSMC recognizes its suppliers at 2005 SCM Forum ( 2005/09/15 ) TSMC completes secondary offering of 151.655 million ADSs at US$8.60 per share ( 2005/08/05 ) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements. * Starting from 1Q05, TSMC will post quarterly consolidated financial statements, in addition to the unconsolidated financial statements, on our web site.

http://www.tsmc.com

invest@tsmc.com

TSMC IR
Oct. 27, 2005
Empowering Innovation

http://www.tsmc.com invest@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 27, 2005	By	/s/ Lora Ho
Lora Ho

Vice President & Chief Financial Officer